EXHIBIT V
PRESS RELEASE
DATE:  FEBRUARY 17, 2004

OCR - REPORT FOR THE FOURTH QUARTER OF 2003[1]
(all figure in brackets refer to the corresponding period of the previous year)

The net result for the 4th quarter amounted to NOK 77.3 million (NOK 289.3 million), corresponding to earnings per share of NOK 1.29[2] (NOK 8.94) and diluted earnings per share of NOK 0.98 (NOK 5.50). The Group's operating profit for the 4th quarter amounted to NOK 0.9 million (NOK 7.5 million), while EBITDA was NOK 69 million (NOK 70.6 million).

EBITDA for the 4th quarter of 2003 shows a reduction of NOK 28.7 million compared to the 3rd quarter of 2003 of which NOK 16.6 million is related to non-recurring items and approximately NOK 7 mill is related to lower revenues.

At the time of the release of the company's 3rd quarter preliminary results, a restatement of financial accounts was announced by the Board. The Board has now concluded that while the accounts should be restated to reflect the change in the exchange rate principle, no restatement is in fact necessary with respect to the timing of the write down of the value of Eirik Raude. The changes to the restatement are described in detail at the end of this interim report.

As a consequence, the preliminary results for the 4th quarter and the financial accounts for the year 2003 set out below reflect the write down of Eirik Raude in the 1st quarter of 2003 as originally reported, rather than as restated in the 3rd quarter release.

OPERATIONS IN THE FOURTH QUARTER AND AFTER THE END OF THE QUARTER

EIRIK RAUDE
-----------

Eirik Raude was off-hire from September 8, 2003 until it commenced drilling the Weymouth well on October 19, 2003 offshore Nova Scotia for EnCana, in water depth of 1.800 meters. The drilling of this well is ongoing.

Ocean Rig has entered into an agreement with Repsol YPF Cuba S.A to drill one well in deep water (1.650 m) and located offshore Cuba. This contract will commence in direct continuation from the Weymouth well.

Due to the 18 days off-hire in October, the effective earnings efficiency in the 4th quarter was 78% (when on-hire, the earnings efficiency was 97%), resulting in an average earnings efficiency of 78% for 2003 (when on-hire, the earnings efficiency was 91% for 2003). The year to date 2004 earnings efficiency is 97%.

Safety on the rig has been satisfactory and the rig has had no lost-time accidents in its first year of operation since the start in November 2002.

LEIV EIRIKSSON
--------------

During the 4th quarter, Leiv Eiriksson completed the fourth of six optional wells under the ExxonMobil contract offshore Angola and has also completed the fifth optional well in early February 2004. It is currently drilling the sixth option well (Calulu) for Exxon on Block 33. This well is estimated to be completed in early April.

The 4th quarter effective earnings efficiency was 91%. For 2003 the average effective earnings efficiency was 90%. The year to date 2004 earnings efficiency is 96%.

Safety on the rig has been good, but the rig had one lost-time accident without any long term disability effect in October, the first since November 2002.

INVESTMENTS

On October 21, 2003 Ocean Rig entered into a farm out agreement with EnCana to participate in the Weymouth well with a right to convert its participation to a working interest in the license. Ocean Rig's 22.5 % share of the original budgeted cost to drill the well is USD 13.5 million with an option for Ocean Rig to cap the cost at 120 % of the budget.

As of the second week of February 2004, the drilling has reached a total depth of about 5,250 meter of a total targeted depth of 6,627 meter.

FINANCING

On November 7, 2003, the company completed an equity offering of 8.500.000 shares through a book building process at NOK 11.50 per share, providing gross cash proceeds of NOK 97,750,000. The purpose of the equity offering was to finance the participation in the Weymouth well.

Together, the equity offering and conversions of mandatory convertible bonds with total nominal value of NOK 44,647,000 increased the total number of shares of the company from 54,239,587 to 64,015,214 at the end of the 4th quarter.

Subsequent to year end 2003, further conversions of mandatory convertible bonds have increased the number of shares to 64,215,528 at the date of this interim report.

RESULTS [3]

In the 4th quarter of 2003 operating revenues were NOK 175.9 million (NOK 175.9 million). Personnel and other operating expenses amounted to NOK 106.9 million (NOK 105.3 million).

Depreciation for the 4th quarter of 2003 amounted to NOK 68.1 million (NOK 63.1 million). For 2003, depreciation totalled NOK 292.9 million (NOK 160.6 million). In the first ten months of 2002, only Leiv Eiriksson was depreciated.

The following non-recurring items have been recorded in the 4th quarter 2003: A write-down of accounts receivable of NOK 8.6 million and certain year-end cost accruals and reconciliations of about NOK 4 million. In addition, it should be noted that in the 3rd quarter results, the company included a cost reimbursement of about NOK 4 million belonging to previous reporting periods.

As referred to on page 1 of this interim report, the write-down of Eirik Raude was accounted for in the 1st quarter of 2003. The rig was written down by NOK 1,296 million to NOK 3,971 million, equivalent to USD 570 million using historical exchange rates. The write-down was based on the discounted value of future estimated earnings.

Operating profit for the 4th quarter of 2003 was NOK 0.9 million (NOK 7.5 million). For the year 2003 the operating profit, excluding the write-down of NOK 1,296 million, was NOK 65.3 million (NOK -179.3 million). Operating result for year 2003 including the write-down amounted to NOK -1,230.7 million.

A significant portion of cash and debt is denominated in USD, which resulted in a net foreign-exchange gain for the 4th quarter of 2003 of NOK 157.2 million (NOK 393,1 million). For the year 2003, net foreign exchange gain totalled NOK
148.2 million (NOK 895.2 million).

Net other financial expenses for the 4th quarter of 2003 comprised NOK -87 million (NOK -114.7 million), of which NOK -23 million were non-cash items related to amortization of debt issue cost. Non-cash items related to amortization of debt issue cost for the year 2003 amounted to NOK -62.7 million. Net other financial expenses for 2003 amounted to NOK 366 million (NOK 231.4 million).

The net profit for the 4th quarter amounted to NOK 77.3 million (NOK 289.3 million), corresponding to diluted earnings of NOK 0.98 per share (NOK 5.5 per share). Total 2003 shows a net result of NOK -1,441.2 million (NOK 506 million), corresponding to diluted earnings per share of NOK -26.41 (NOK 18.54).

At the end of the 4th quarter of 2003, cash and cash equivalents amounted to NOK
146.1 million (NOK 146.0 million), an increase of NOK 11.8 million from the end of the 3rd quarter of 2003.

A closing price of NOK 6.675 per USD at the end of the 4th quarter 2003 has been applied. The average exchange rate for 2003 is estimated at NOK 7.080 per USD.

MARKET CONDITIONS

There are encouraging signs in the market place that 2004 will produce good opportunities for drilling operators, in particular in Ocean Rig's niche market of ultra deep water and harsh environments. Also 2003 was the most successful year to date in deep water exploration with 84 discoveries announced in water depths exceeding 1500 feet, which bodes well for future appraisal and development drilling programmes.

In Norway there are a number of opportunities developing including work in the Barents Sea and the Ormen Lange field development drilling programme.

In Canada 8 licences were recently awarded to ChevronTexaco, Imperial Oil and ExxonMobil offshore Newfoundland, in deepwater of up to 8,200 feet. It is expected that these licences could produce a drilling programme for 2005.

In West Africa the company continues to respond to enquiries for both exploration and development drilling programmes. These are principally for Nigeria and Angola. In Angola we expect to see a full programme of drilling on both exploration and appraisal work in the second half of 2004.

The discoveries announced for 2003 will create appraisal and potentially development drilling programmes in the future. Of the 84 discoveries announced, some 53 are in water depths exceeding 4,000 feet.

OUTLOOK

During the last few weeks the deep and ultra deep water market has improved with new contracts awarded above the USD 200,000 per day level for the high specification part of this segment.

New licences have been awarded in the Barents Sea and the Norwegian North Atlantic shelf in the 18th licensing round. We have also seen that the deep water development projects in West Africa are starting to come out for tendering.

There are signs of increased exploration programs and development drilling by many of the major oil companies. This has resulted in a more optimistic view of higher utilisation and improved day rates for the 2nd half of 2004 and 2005 for the harsh environment and deep water drilling market.

Stavanger, February 17, 2004
Ocean Rig ASA
BOARD OF DIRECTORS

The full report including tables can be downloaded from the enclosed link.

FOURTH QUARTER OF 2003


[1] THE FINANCIAL DATA ARE PREPARED IN ACCORDANCE WITH NORWEGIAN GAAP AND ACCORDING TO THE SAME ACCOUNTING POLICIES AS USED IN THE COMPANY'S ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2002, EXCEPT FOR THE POLICY FOR IMPAIRMENT FOR LONG LIVED ASSETS THAT IS CHANGED ACCORDING TO THE NEW NORWEGIAN ACCOUNTING STANDARD FOR WRITE DOWN OF ASSETS THAT BECAME EFFECTIVE JANUARY 1, 2003. THIS REPORT IS IN COMPLIANCE WITH NORWEGIAN ACCOUNTING STANDARD FOR INTERIM REPORTING (NRS 11).

[2] ALL FIGURES RELATING TO EARNINGS PER SHARE AND DILUTED EARNINGS PER SHARE ARE ADJUSTED TO REFLECT THE REVERSE SPLIT OF THE SHARE (10:1) CARRIED OUT ON 21 MAY 2003.

[3] ALL FINANCIAL ACCOUNTS AT DECEMBER 31, 2002 AND FOR THE YEAR ENDED DECEMBER 31, 2002, ARE RESTATED. REFERENCE IS MADE TO REPORT FOR THE 4TH QUARTER OF 2003, PAGE 10.

                                  OCEAN RIG ASA

OCR - REPORT FOR THE FOURTH QUARTER OF 2003(1)

(all figure in brackets refer to the corresponding period of the previous year)

The net result for the 4th quarter amounted to NOK 77.3 million (NOK 289.3 million), corresponding to earnings per share of NOK 1.29(2) (NOK 8.94) and diluted earnings per share of NOK 0.98 (NOK 5.50). The Group's operating profit for the 4th quarter amounted to NOK 0.9 million (NOK 7.5 million), while EBITDA was NOK 69 million (NOK 70.6 million).

EBITDA for the 4th quarter of 2003 shows a reduction of NOK 28.7 million compared to the 3rd quarter of 2003 of which NOK 16.6 million is related to non-recurring items and approximately NOK 7 mill is related to lower revenues.

At the time of the release of the company's 3rd quarter preliminary results, a restatement of financial accounts was announced by the Board. The Board has now concluded that while the accounts should be restated to reflect the change in the exchange rate principle, no restatement is in fact necessary with respect to the timing of the write down of the value of Eirik Raude. The changes to the restatement are described in detail at the end of this interim report.

As a consequence, the preliminary results for the 4th quarter and the financial accounts for the year 2003 set out below reflect the write down of Eirik Raude in the 1st quarter of 2003 as originally reported, rather than as restated in the 3rd quarter release.

OPERATIONS IN THE FOURTH QUARTER AND AFTER THE END OF THE QUARTER

EIRIK RAUDE

Eirik Raude was off-hire from September 8, 2003 until it commenced drilling the Weymouth well on October 19, 2003 offshore Nova Scotia for EnCana, in water depth of 1.800 meters. The drilling of this well is ongoing.

Ocean Rig has entered into an agreement with Repsol YPF Cuba S.A to drill one well in deep water (1.650 m) and located offshore Cuba. This contract will commence in direct continuation from the Weymouth well.

------------------
1 The financial data are prepared in accordance with Norwegian GAAP and according to the same accounting policies as used in the Company's annual report for the year ended December 31, 2002, except for the policy for impairment for long lived assets that is changed according to the new Norwegian accounting standard for write down of assets that became effective January 1, 2003. This report is in compliance with Norwegian accounting standard for interim reporting (NRS 11).

2 All figures relating to earnings per share and diluted earnings per share are adjusted to reflect the reverse split of the share (10:1) carried out on 21 May 2003.

Due to the 18 days off-hire in October, the effective earnings efficiency in the 4th quarter was 78% (when on-hire, the earnings efficiency was 97%), resulting in an average earnings efficiency of 78% for 2003 (when on-hire, the earnings efficiency was 91% for 2003). The year to date 2004 earnings efficiency is 97%.

Safety on the rig has been satisfactory and the rig has had no lost-time accidents in its first year of operation since the start in November 2002.

LEIV EIRIKSSON

During the 4th quarter, Leiv Eiriksson completed the fourth of six optional wells under the ExxonMobil contract offshore Angola and has also completed the fifth optional well in early February 2004. It is currently drilling the sixth option well (Calulu) for Exxon on Block 33. This well is estimated to be completed in early April.

The 4th quarter effective earnings efficiency was 91%. For 2003 the average effective earnings efficiency was 90%. The year to date 2004 earnings efficiency is 96%.

Safety on the rig has been good, but the rig had one lost-time accident without any long term disability effect in October, the first since November 2002.

INVESTMENTS

On October 21, 2003 Ocean Rig entered into a farm out agreement with EnCana to participate in the Weymouth well with a right to convert its participation to a working interest in the license. Ocean Rig's 22.5 % share of the original budgeted cost to drill the well is USD 13.5 million with an option for Ocean Rig to cap the cost at 120 % of the budget.

As of the second week of February 2004, the drilling has reached a total depth of about 5,250 meter of a total targeted depth of 6,627 meter.

FINANCING

On November 7, 2003, the company completed an equity offering of 8.500.000 shares through a book building process at NOK 11.50 per share, providing gross cash proceeds of NOK 97,750,000. The purpose of the equity offering was to finance the participation in the Weymouth well.

Together, the equity offering and conversions of mandatory convertible bonds with total nominal value of NOK 44,647,000 increased the total number of shares of the company from 54,239,587 to 64,015,214 at the end of the 4th quarter.

Subsequent to year end 2003, further conversions of mandatory convertible bonds have increased the number of shares to 64,215,528 at the date of this interim report.

RESULTS(3)

In the 4th quarter of 2003 operating revenues were NOK 175.9 million (NOK 175.9 million). Personnel and other operating expenses amounted to NOK 106.9 million (NOK 105.3 million).

Depreciation for the 4th quarter of 2003 amounted to NOK 68.1 million (NOK 63.1 million). For 2003, depreciation totaled NOK 292.9 million (NOK 160.6 million). In the first ten months of 2002, only Leiv Eiriksson was depreciated.

The following non-recurring items have been recorded in the 4th quarter 2003: A write-down of accounts receivable of NOK 8.6 million and certain year-end cost accruals and reconciliations of about NOK 4 million. In addition, it should be noted that in the 3rd quarter results, the company included a cost reimbursement of about NOK 4 million belonging to previous reporting periods.

As referred to on page 1 of this interim report, the write-down of Eirik Raude was accounted for in the 1st quarter of 2003. The rig was written down by NOK 1,296 million to NOK 3,971 million, equivalent to USD 570 million using historical exchange rates. The write-down was based on the discounted value of future estimated earnings.

Operating profit for the 4th quarter of 2003 was NOK 0.9 million (NOK 7.5 million). For the year 2003 the operating profit, excluding the write-down of NOK 1,296 million, was NOK 65.3 million (NOK -179.3 million). Operating result for year 2003 including the write-down amounted to NOK -1,230.7 million.

A significant portion of cash and debt is denominated in USD, which resulted in a net foreign-exchange gain for the 4th quarter of 2003 of NOK 157.2 million (NOK 393,1 million). For the year 2003, net foreign exchange gain totaled NOK
148.2 million (NOK 895.2 million).

Net other financial expenses for the 4th quarter of 2003 comprised NOK -87 million (NOK -114.7 million), of which NOK -23 million were non-cash items related to amortization of debt issue cost. Non-cash items related to amortization of debt issue cost for the year 2003 amounted to NOK -62.7 million. Net other financial expenses for 2003 amounted to NOK 366 million (NOK 231.4 million).

The net profit for the 4th quarter amounted to NOK 77.3 million (NOK 289.3 million), corresponding to diluted earnings of NOK 0.98 per share (NOK 5.5 per share). Total 2003 shows a net result of NOK -1,441.2 million (NOK 506 million), corresponding to diluted earnings per share of NOK -26.41 (NOK 18.54).

At the end of the 4th quarter of 2003, cash and cash equivalents amounted to NOK
146.1 million (NOK 146.0 million), an increase of NOK 11.8 million from the end of the 3rd quarter of 2003.

A closing price of NOK 6.675 per USD at the end of the 4th quarter 2003 has been applied. The average exchange rate for 2003 is estimated at NOK 7.080 per USD.


---------------------
3 All financial accounts at December 31, 2002 and for the year ended December 31, 2002, are restated. Reference is made to Report for the 4th Quarter of 2003, page 10.

MARKET CONDITIONS

There are encouraging signs in the market place that 2004 will produce good opportunities for drilling operators, in particular in Ocean Rig's niche market of ultra deep water and harsh environments. Also 2003 was the most successful year to date in deep water exploration with 84 discoveries announced in water depths exceeding 1500 feet, which bodes well for future appraisal and development drilling programmes.

In Norway there are a number of opportunities developing including work in the Barents Sea and the Ormen Lange field development drilling programme. In Canada 8 licenses were recently awarded to ChevronTexaco, Imperial Oil and ExxonMobil offshore Newfoundland, in deepwater of up to 8,200 feet. It is expected that these licenses could produce a drilling programme for 2005.

In West Africa the company continues to respond to enquiries for both exploration and development drilling programmes. These are principally for Nigeria and Angola. In Angola we expect to see a full programme of drilling on both exploration and appraisal work in the second half of 2004.

The discoveries announced for 2003 will create appraisal and potentially development drilling programmes in the future. Of the 84 discoveries announced, some 53 are in water depths exceeding 4,000 feet.

OUTLOOK

During the last few weeks the deep and ultra deep water market has improved with new contracts awarded above the USD 200,000 per day level for the high specification part of this segment.

New licenses have been awarded in the Barents Sea and the Norwegian North Atlantic shelf in the 18th licensing round. We have also seen that the deep water development projects in West Africa are starting to come out for tendering.

There are signs of increased exploration programs and development drilling by many of the major oil companies. This has resulted in a more optimistic view of higher utilization and improved day rates for the 2nd half of 2004 and 2005 for the harsh environment and deep water drilling market.



Stavanger, February 17, 2004
Ocean Rig ASA
BOARD OF DIRECTORS

                                 OCEAN RIG GROUP
                    FJERDE KVARTAL 2003 / FOURTH QUARTER 2003



RESULTATREGNSKAP/ INCOME STATEMENT

The financial accounts for the year ended December 31, 2002, and first quarter of 2003 have been restated in accordance with the Board's decision as described on page 10 of this report.

Mill NOK                               4.         4.        HELE       HELE
                                       KVARTAL/   KVARTAL/  ARET/      ARET/
 (Untatt for resultat pr aksje/          4TH      4TH
except for earnings / loss per share)                        FULL       FULL
                                        QUARTER   QUARTER    YEAR       YEAR
                                         2003      2002      2003       2002

NORWEGIAN GAAP:                                  RESTATED  RESTATED   RESTATED
                   Inntekter/ Revenues     175.9     175.9      729.1     534.3

  Personal- og andre driftskostnader /     106.9     105.3      370.9     553.0
    Personnel expenses and other operating
    expenses

           Avskrivninger/ Depreciation      68.1      63.1      292.9     160.6

      Nedskrivninger/ Asset impairment
           write down                                         1,296.0
        Sum driftskostnader/ Operating     174.9     168.4    1,959.7     713.6
           expenses

     DRIFTSRESULTAT/ OPERATING PROFIT/       0.9       7.5   (1,230.7)   (179.3)
           (LOSS)
    Finansinntekter / Financial income       6.1       3.4        7.3      21.5

   Agio (Disagio) / Net exchange gains     157.2     393.1      148.2     895.2
           (losses)

 Renter og andre finanskostnader /
      Interest and other financial
      expenses                             (87.0)   (114.7)    (366.0)   (231.4)

     NETTO FINANSPOSTER/ NET FINANCIAL      76.4     281.9     (210.5)    685.3
      ITEMS
           RESULTAT FAR SKATTEKOSTNAD/      77.3     289.3   (1.441.2)    506.1

           PROFIT/ (LOSS) BEFORE TAXES

                        Skatter/ Taxes         -         -          -         -
 RESULTAT ETTER SKATTER/ NET PROFIT/        77.3     289.3   (1.441.2)    506.1
          (LOSS) AFTER TAX

   Resultat pr aksje / Earnings (loss)      1.29       8.94   (26.41)     26.53
          per share
      Utvannet resultat pr aksje/
     Diluted earnings/ (loss) per
         share                              0.98       5.50   (26.41)     18.54

----------------
(*) All earnings per share and diluted earnings per share numbers are adjusted to reflect the reverse split of the share (10:1) done at May 21, 2003.

                                 OCEAN RIG GROUP
                    FJERDE KVARTAL 2003 / FOURTH QUARTER 2003

Balanse/Balance Sheet

Mill NOK
                                           31.12.03   31.12.02
                                                       RESTATED
NORWEGIAN GAAP:
Nybyggingskontrakter/ Construction in
progress




Rigg, boreustyr og andre
driftsmidler/ Rig, drilling equipment
and other machinery/equipment Andre         7,356.0     8,834.4
aktiva/ Other assets                           79.1        93.9
SUM ANLEGGSMIDLER/ TOTAL NON-CURRENT
ASSETS                                      7,435.1     8,928.3
 Kortsiktige fordringer/
Current receivables                            94.1       120.3
Betalingsmidler/ Cash and cash
equivalents                                   146.1       146.0
SUM OMLOPSMIDLER/ TOTAL CURRENT ASSETS        240.2       266.3
SUM EIENDELER/ TOTAL ASSETS                 7,675.3     9,194.6
Aksjekapital/ Share capital                   640.2       492.9
Annen egenkapital/ Other equity             2,879.0     4,243.8

EGENKAPITAL/ SHAREHOLDERS' EQUITY           3,519.2     4,736.7
    Pensjonsforpliktelser/                      0.0         0.6
Pension liabilities Pantelan/
Secured notes and loans                     2,999.0     3,105.5
 Konvertible obligasjonslan/
Convertible                                   932.0       996.1

SUM LANGSIKTIG GJELD/ TOTAL LONG-TERM       3,931.0     4,102.2
LIABILITIES

Kortsiktige Ian/ Short term loans              27.7        84.3
Leverandergjeld/ Accounts payable              54.4        59.2
Annen kortsiktig gjeld / Other short          143.1       212.1
term liabilities
SUM KORTSIKTIG GJELD/ TOTAL CURRENT           225.1       355.7
LIABILITIES

SUM GJELD OG EGENKAPITAL/ TOTAL             7,675.3     9,194.6
LIABILITIES AND SHAREHOLDERS' EQUITY

                                 OCEAN RIG GROUP
                    FJERDE KVARTAL 2003 / FOURTH QUARTER 2003


                    KONTANTSTREMSANALYSE/CASH FLOW STATEMENTS


                                     4.         4.        HELE      HELE
                                     KVARTAL/   KVARTAL/  ARET      ARET
                                                           2003/     2002
                                     4TH 4TH
                                       QUARTER   QUARTER  FULL      FULL
                                                          YEAR      YEAR
                                        2003      2002      2003     2002
 Mill NOK
Netto kontantstr?m tilfert fra
driften/                                (21.2)   (115.4)      43.5   (140.7)
Cash flow from operations (A)
Netto kontantstrom benyttet til
investeringer/
Cash flow from investments (B)          (64.5)   (262.5)    (110.1)(1,525.5)

Netto kontantstr?m tilf0rt fra
finansiering/
Cash flow from financing (C)             98.7     248.7      68.1   1,397.6

Effekt av omregningsdifferanse pa
kontantbeholdning/ Effect of
translation
differences on cash and cash            (1.1)      20.2      (1.4)    (9.1)
equivalents (D)

NETTO OKNING (REDUKSJON) I
KONTANTBEHOLDNING/
   NET INCREASE (DECREASE) IN CASH
   THROUGH THE PERIOD (A + B + C+D)     11.8    (109.1)       0.1   (277.7)

Balanse ved periodens begynnelse/
Balance at the beginning of the
period                                 134.3     255.1      146.0    423.7

BALANSE VED PERIODENS SLUTT/
BALANCE AT THE END OF THE PERIOD       146.1     146.0     146.1     146.0

                                 OCEAN RIG GROUP
                    FJERDE KVARTAL 2003 / FOURTH QUARTER 2003

 BORERIGG OG ANDRE DRIFTSMIDLER/ DRILLING RIG AND OTHER EQUIPMENT



Mill NOK                               EIRIK RAUDE        LEIV       ANDRE      TOTAL
                                                    EIRIKSSSON DRIFTSMIDLER/
                                                                    OTHER
                                                                 EQUIPMENT

Bokfort verdi 31.1 2.02/ Balance           5 267.7     3 484.5        82.3    8 834.4
31.12.02
Tilgang 2003/ Investments 2003                41.7         9.5      * 58.9      110.1
Avskrivninger / Depreciation 2003           (157.8)     (133.7)       (1.1)    (292.5)
Nedskrivning / Write down                 (1 296,0)                          (1 296,0)
BALANSE 31.12.03 / BALANCE 31.12.03        3 855.5     3 360.4       140.2    7 356.0
-------------
       * Including investment according to farm-out agreement on Weymouth well of NOK 55.2 mill.

 UTVIKLING I EGENKAPITAL 2003 / DEVELOPMENT OF EQUITY 2003
2002

                                                     2003


                                                                     SUM       SUM
                                                     KONSERNETS

                                          AKSJEKAPI  FOND/     EGENKAPITAL EGENKAPITAL
                                          SHARE    TAOTHER     /TOTAL      /TOTAL
Mill NOK                                  CAPITAL    EQUITY      EQUITY     EQUITY

EGENKAPITAL PR 31. 12.027 REPORTED           492.9      4243.8     4736.7      2803.3
EQUITY 31.12.02

Emisjon/share issue                          147.3        80.4      227.7     1,479.4

Emisjonskostnader/Costs of share
offerings                                                 (3.8)      (3.8)      (52.0)

Omregningsdifferanser/ Translation
difference                                                (0.2)      (0.2)

Resultat pr 4. kvartal 2003 / Net                      (1441.2    (1441.2)      506.1
profit per 4th Quarter 2003

EGENKAPITAL 31.12.03 / REPORTED EQUITY       640.2      2879.1     3519.2     4,736.7
31.12.03

 ANTALL AKSJER / NUMBER OF SHARES

                                         31.12.2003  31.12.2002
Antall aksjer / Number of shares4
                                         64,015,214  49,288,685


The average number of shares used calculating earnings per share for the fourth quarter of 2003 is 60,180,770 (diluted earnings per share 79,146,914). For the twelve months of 2003 an average of 54,569,943 has been used.


-----------------
4 The number of shares are adjusted to reflect the reverse split of the share (10:1) done at May 21, 2003.


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RESTATEMENT OF ANNUAL FINANCIAL STATEMENT OF YEAR END 2002 AND
FIRST QUARTER 2003

At the time of the release of the company's 3rd quarter preliminary results, it was announced that, following a review of the company's accounting policies and their application by the company's new auditors the Board of Ocean Rig ASA had concluded that it should restate the annual accounts for the year ended December 31st 2002 and its 1st quarter results for 2003. This need for a restatement arose principally in connection with a requirement to change the exchange rate principle applied in determining the year-end value of Eirik Raude from exchange rates at the end of the period to the actual historic exchange rates and also in connection with the timing of the write down of the value of one of the company's two rigs (Eirik Raude).

Following detailed work in connection with the ongoing process of reviewing the basis for the restatement of the 2002 accounts, the Board has now concluded that while the accounts should be restated to reflect the change in the exchange rate principle, no restatement is in fact necessary with respect to the timing of the write down of the value of Eirik Raude.

As a result, the preliminary results for the 4th quarter and the financial year 2003 set out in this report reflect the write down of Eirik Raude in the 1st quarter of 2003 as originally reported rather than as restated in the 3rd quarter release.

The original proposed restatement of the accounts had no cash impact, the book value of Eirik Raude in USD terms was unaffected and in the US GAAP accounts the restatement would not be necessary if the company had USD as functional currency. The impact of revising the basis of restatement will similarly have no cash impact on the company nor will it affect the book value of Eirik Raude in USD terms.

The formal restated 2002 accounts are conditional upon the approval from the previous auditors and will be presented at the time of the release of the audited 2003 accounts.



                                       17
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